Exhibit 12.1

SCHLUMBERGER LIMITED AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

($ millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Income from continuing operations before taxes	$8,691	$6,959	$6,018	$4,898	$3,791
Add / (Deduct):
Fixed charges	725	674	580	424	425
Amortization of capitalized interest	2	2	2	2	1
Distributions from equity investments	61	81	26	80	106
Capitalized interest	—	—	—	(6)	(28)
Equity income	(132)	(142)	(90)	(165)	(209)

Total earnings	$9,347	$7,574	$6,536	$5,233	$4,086

Fixed charges
Interest expense	$391	$340	$298	$207	$221
Add:
Capitalized interest	—	—	—	6	28
Interest component of rental expense	334	334	282	211	176

Total fixed charges	$725	$674	$580	$424	$425

Ratio of earnings to fixed charges	12.9	11.2	11.3	12.3	9.6